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                                                                  CONFORMED COPY


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1933

                         For the month of February 2004

                                BANCOLOMBIA S.A.
                 (Translation of Registrant's name into English)


                               Calle 50 No. 51-66
                               Medellin, Colombia
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                           Form 20-F [X]  Form 40-F [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                 Yes [ ] No [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.)

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This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 333-12658).

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[BANCOLOMBIA LOGO]



       THE ARBITRATION COURT CONVENED BY LUIS A. DURAN VALENCIA AND OTHERS
         TO RESOLVE THE CLASS ACTION AGAINST BANCOLOMBIA AND SOME OF ITS
               PRINCIPAL SHAREHOLDERS ISSUED ITS ARBITRAL DECISION

Medellin, February 2, 2004,  (NYSE : CIB)


The Arbitration Court convened by Luis Alberto Duran Valencia and others to resolve the class action against BANCOLOMBIA and some of its principal shareholders, issued on Friday January 30 its arbitral decision, rejecting the majority of the claims of the plaintiffs and exonerating the Bank shareholders.

Nevertheless, the Arbitration Court considered that the fact of not having obtained the total amount offered by the BIC in the stock issuance of 1998 (of the US$150 million offered, US$91 million were purchased by investors) resulted in damages to the minority shareholders of the former Banco de Colombia (aprox.
7.000 shareholders), and awarded them compensation in the amount of COP $19,213,670,222 (legal currency of Colombia).

It is important to clarify that, despite the considerable amount of the award, the Bank's financial strength allows it to pay the award without disrupting in any way the normal course of the Bank's activities or materially impacting its financial statements.

In connection with the stock exchange ratio used in the merger process to compensate shareholders of the former Banco de Colombia, the Arbitration Court declared:

"Based on the foregoing, the Arbitration Court must find itself as lacking the proper elements to judge the fairness of the exchange ratio. The Arbitration Court limits itself to an acknowledgement of the exchange ratio, and to take it as an essential basis in the analysis of the plaintiffs' demands."

The Bank is aware and respects, as is customary, the Arbitration Court's decision. Our lawyers are currently studying this ruling, as its complexity demands rigorous legal and financial analysis to determine its implications for the different parties involved in this process. Certain as we are of the fairness and legality of the process of acquisition and merger between BIC and the former Banco de Colombia, if deemed appropriate, BANCOLOMBIA will use the legal means available to it.


CONTACTS

JAIME A. VELASQUEZ             MARIA A. VILLA          WWW.BANCOLOMBIA.COM
FINANCIAL VP                   IR MANAGER              FAX: (574) 2307208
TEL.: (574) 5108666            TEL.: (574) 5108866




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                                    SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 BANCOLOMBIA S.A.
                                    (Registrant)


Date: February 3, 2004        By     /s/  JAIME ALBERTO VELASQUEZ B.
                                     -------------------------------
                              Name:  Jaime Alberto Velasquez B.
                              Title: Vice President of Finance